Exhibit 99.7

TotalEnergies

PRESS RELEASE

Second quarter and first half 2026 results

In a high commodity price environment, TotalEnergies is leveraging its integrated model to deliver increasing cash flow and adjusted net income of $9.8 billion and $6 billion over the quarter

TotalEnergies is giving priority to deleveraging, with a gearing ratio down to 13%, and to increasing the dividend with a second quarter dividend at €0.90/share, up 5.9%

	2Q26	Change vs 1Q26	1H26	Change vs 1H25
Cash flow from operations excluding working capital (CFFO)[(1)] (B$)	**9.8**	*+14%*	**18.4**	*+35%*
Adjusted net income (TotalEnergies share)[(1)]				
- in billions of dollars (B$)	**6.0**	*+12%*	**11.4**	*+47%*
- in dollars per share (fully-diluted)	2.68	*+9%*	5.14	*+51%*
Net income (TotalEnergies share) (B$)	5.4	*-6%*	11.2	*+72%*
Adjusted EBITDA[(1)] (B$)	13.2	*+5%*	25.7	*+27%*

Paris, July 23, 2026 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on July 22, 2026, to approve the 2nd quarter 2026 financial statements. On the occasion, Patrick Pouyanné said:

« In a high-price environment related to the Middle East conflict, TotalEnergies is leveraging its integrated model and portfolio diversification to post adjusted net income of $6.0 billion and cash flow of $9.8 billion in the second quarter, up almost 15% quarter-to-quarter.

Second quarter Oil & Gas production reached 2.395 Mboe/d, benefiting from organic production growth of more than 4% year-on-year, notably from the ramp-up of projects started last year (Mero 4 and Lapa SW in Brazil, Ballymore in the U.S. and Mabruk in Libya) which partly compensated for the impact of production losses in the Middle East to an average 210 kboe/d over the quarter. Despite a lower lifting level because of difficulties to access the Strait of Hormuz, Exploration & Production posted adjusted net operating income of $3.2 billion and cash flow of $5.8 billion, up by more than 25% over the quarter, capturing the increase in the average selling price of liquids (+$17.9/b compared to the first quarter 2026). The Company also kept its Upstream operating costs at $5/b.

The Integrated LNG segment achieved adjusted net operating income and cash flow of $0.8 billion in the second quarter of 2026, decreasing significantly due to the underperformance of gas trading in a broadly flat to declining market in Europe, whereas it had outperformed in the first quarter. The ECA LNG project, located on the Pacific coast of Mexico, started-up early July, strengthening the diversification of the LNG portfolio of the Company towards the Asian market. Moreover, the Company pursued its strategy of signing long term oil-indexed LNG contracts with Chugoku in Japan and Hangzhou Gas in China.

Integrated Power generated adjusted cash flow of $700 million, up strongly, by 25%, supported by the contribution, in line with expectations, of EPH assets since early May, net operating income is stable quarter-to-quarter.

Downstream posted cash flow of $2.9 billion, up sharply by 35% and adjusted net operating income of $2.3 billion, up 24% in the quarter, driven by the ability of the Refining & Chemicals segment to fully capture the increase in refining and petrochemical margins and the strong performance of crude oil and petroleum products trading activities, at the same level as in the first quarter of 2026. Downstream results also benefited from the outstanding results and cash flow of Marketing & Services activities.

(1) Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

1

Net investments in the second quarter amounted to $3.4 billion and $7.9 billion in the first half of 2026, consistent with the annual guidance of $15 billion. The gearing ratio stood at 13.1% at the end of the quarter, an improvement of 2.4 percentage points, benefiting from a $3.3 billion reduction in net debt. Given the Company’s strong cash flow generation in the first half of the year and its ability to deliver growth quarter after quarter, the Board of Directors confirmed the priority to the dividend and to the deleveraging of the Company. It has therefore decided the distribution of a second interim dividend of €0.90/share for fiscal year 2026, up 5.9% compared to 2025. The Board also authorized the continuation of share buybacks up to $1.5 billion for the third quarter. 2

1. Highlights (2)* Upstream United Arab Emirates: Entry with a 10% stake into the Bab Gas Cap onshore concession in Abu Dhabi Final Investment Decision on the Umm Shaif Gas Cap project, targeting over 600 MMcf/d of gas production by 2030 and the monetization of associated condensates Malaysia: Sale of a non-operated interest in the Marjoram gas field Syria: Cooperation agreement with the Syrian Petroleum Company (SPC) for the exploration of offshore block 3 Egypt: Signature of a cooperation agreement with EGAS on offshore exploration opportunities Signing an agreement with Dell Technologies and NVIDIA for the construction of Pangea 5, the next high-performance supercomputer, with a computing power of 150 petaflops Integrated LNG Mexico (Pacific Coast): Start-up of ECA LNG plant Integrated Power Europe: Completion of the acquisition of 50% of a portfolio of flexible power generation assets from EPH (UK, Italy, the Netherlands, France) Kazakhstan: Final Investment Decision for the Mirrny project, a giant onshore wind farm (1 GW) with batteries (600MWh) producing approximately 100 TWh of renewable electricity over 25 years Philippines: Start-up of the construction of a 440 MWp solar power plant, aiming for commissioning at the end of 2027 and a production of 13.5 TWh over 20 years Europe: Sale of all distributed solar assets in seven European countries Social and environmental responsibility Launch of MethaneLive, a new global methane emissions monitoring center Allocation of a fuel bonus of $200 (€200 in Europe) to its 100,000 employees* worldwide to offset the increase in energy prices Success of the 2026 capital increase reserved for TotalEnergies’ employees Maintaining consumer protection measures through the price cap on gasoline and diesel in France for the duration of the Middle East conflict (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements * Commitment regarding employees (subject to being employed on May 1, 2026) of all 100%-owned companies as well as employees of companies more than 50%-owned, if approved by their governance bodies. 3

2. Key figures from TotalEnergies' consolidated financial statements (1)

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars, except effective tax rate, earnings per share and number of shares	1H26	1H25	1H26 vs 1H25
13,179	12,552	+5%	9,690	Adjusted EBITDA (1)	25,731	20,194	+27%
6,871	6,300	+9%	4,390	Adjusted net operating income from business segments	13,171	9,182	+43%
3,231	2,576	+25%	1,974	Exploration & Production	5,807	4,425	+31%
807	1,318	-39%	1,041	Integrated LNG	2,125	2,335	-9%
533	545	-2%	574	Integrated Power	1,078	1,080	-
1,800	1,599	+13%	389	Refining & Chemicals	3,399	690	x4.9
500	262	+91%	412	Marketing & Services	762	652	+17%
1,156	709	+63%	702	Contribution of equity affiliates to adjusted net income	1,865	1,417	+32%
39.3%	39.1%		41.5%	Effective tax rate (3)	39.2%	41.4%	
6,027	5,394	+12%	3,578	Adjusted net income (TotalEnergies share) (1)	11,421	7,770	+47%
2.68	2.45	+9%	1.57	Adjusted fully-diluted earnings per share (dollars) (4)	5.14	3.41	+51%
2.31	2.10	+10%	1.38	Adjusted fully-diluted earnings per share (euros) (5)	4.41	3.12	+41%
2,216	2,164	+2%	2,224	Fully-diluted weighted-average shares (millions)	2,187	2,236	-2%
5,438	5,810	-6%	2,687	Net income (TotalEnergies share)	11,248	6,538	+72%
4,694	4,650	+1%	4,819	Organic investments (1)	9,344	9,320	-
(1,247)	(172)	ns	1,813	Acquisitions net of assets sales (1)	(1,419)	2,233	ns
3,447	4,478	-23%	6,632	Net investments (1)	7,925	11,553	-31%
9,804	8,576	+14%	6,618	Cash flow from operations excluding working capital (CFFO) (1)	18,380	13,610	+35%
10,188	8,979	+13%	6,943	Debt Adjusted Cash Flow (DACF) (1)	19,167	14,220	+35%
10,858	3,361	x3.2	5,960	Cash flow from operating activities	14,219	8,523	+67%

Gearing (1) of 13.1% at June 30, 2026 vs 15.5% at March 31, 2026 and 17.9% at June 30, 2025

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully diluted earnings per share corresponds to the ratio between the adjusted net income (TotalEnergies' share), reduced by the coupon on perpetual subordinated notes and the weighted average diluted number of shares outstanding during the period, excluding shares held by TotalEnergies SE.

(5) Average €-$ exchange rate: 1.1629 in the 2nd quarter 2026, 1.1703 in the 1st quarter 2026, 1.1338 in the 2nd quarter 2025, 1.1666 in the 1st half 2026 and 1.0927 in the 1st half 2025.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

2Q26	1Q26	2Q26 vs 1Q26	2Q25		1H26	1H25	1H26 vs 1H25
103.8	81.1	+28%	67.9	Brent ($/b)	92.3	71.9	+28%
2.9	3.5	-17%	3.5	Henry Hub ($/Mbtu)	3.2	3.7	-14%
15.6	13.7	+14%	11.9	TTF ($/Mbtu)	14.7	13.2	+11%
17.5	14.1	+24%	12.2	JKM ($/Mbtu)	15.8	13.1	+20%
91.6	73.7	+24%	65.6	Average price of liquids [6],[7] ($/b) Consolidated subsidiaries	82.2	68.7	+20%
5.55	5.59	-1%	5.63	Average price of gas [6],[8] ($/Mbtu) Consolidated subsidiaries	5.57	6.13	-9%
10.20	8.48	+20%	9.10	Average price of LNG [6],[9] ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.29	9.55	-3%
13.5	11.4	+19%	4.7	European Refining Margin Marker (ERM) [6],[10] ($/b)	12.4	4.3	x2.9

3.2 Greenhouse gas emissions [11]

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Scope 1+2 emissions [12] ($MtCO_2e$)	1H26	1H25	1H26 vs 1H25
7.3	7.9	-8%	8.0	Scope 1+2 from operated perimeter [1]	15.1	16.4	-8%
6.4	6.9	-7%	7.1	of which Oil & Gas	13.2	14.3	-8%
0.9	1.0	-10%	0.9	of which CCGT	1.9	2.1	-10%
10.2	10.4	-2%	10.6	Scope 1+2 - ESRS perimeter (1)	20.6	21.7	-5%

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Methane emissions ($ktCH_4$)	1H26	1H25	1H26 vs 1H25
4	4	-	6	Methane emissions from operated perimeter [1]	8	11	-27%

Estimated quarterly emissions.

First half of 2026 Scope 3[13] Category 11 emissions are estimated at 163 Mt CO_2e.

[6] Does not include oil, gas and LNG trading activities, respectively.
[7] Sales in $ / Sales in volume for consolidated affiliates.
[8] Sales in $ / Sales in volume for consolidated affiliates.
[9] Sales in $ / Sales in volume for consolidated and equity affiliates.
[10] This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
[11] The seven greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs, SF_6 and NF_3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF_6 and NF_3 are virtually absent from the Company's emissions and are not accounted for by the Company.
[12] Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H_2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.
[13] If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA's Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

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3.3 Production [14]

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Hydrocarbon production	1H26	1H25	1H26 vs 1H25
2,395	2,553	-6%	2,503	Hydrocarbon production (kboe/d)	2,474	2,531	-2%
1,298	1,326	-2%	1,343	Oil (including bitumen) (kb/d)	1,312	1,349	-3%
1,097	1,227	-11%	1,160	Gas (including condensates and associated NGL) (kboe/d)	1,162	1,182	-2%
2,395	2,553	-6%	2,503	Hydrocarbon production (kboe/d)	2,474	2,531	-2%
1,410	1,481	-5%	1,506	Liquids (kb/d)	1,445	1,511	-4%
5,330	5,799	-8%	5,395	Gas (Mcf/d)	5,563	5,524	+1%

Hydrocarbon production was 2,395 thousand barrels of oil equivalent per day in the second quarter of 2026, down 4% year-on-year, due to the following:

- +4% from project start-up and ramp-up of projects, including Mero-3, Mero-4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Begonia and Clov Phase 3 in Angola and Mabruk in Libya,
- +3% due to improved plant availability,
- -1% due to pricing effect,
- -2% due to the natural decline of fields,
- -8% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production was up more than 4% year-on-year, driven by the ramp-up and start-up of new projects and improved facility availability.

[14] Company production = E&P production + Integrated LNG production.

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4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Hydrocarbon production	1H26	1H25	1H26 vs 1H25
1,845	1,948	-5%	1,956	EP (kboe/d)	1,896	1,966	-4%
1,342	1,408	-5%	1,437	Liquids (kb/d)	1,375	1,440	-4%
2,668	2,863	-7%	2,767	Gas (Mcf/d)	2,765	2,807	-1%

4.1.2 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars, except effective tax rate	1H26	1H25	1H26 vs 1H25
3,231	2,576	+25%	1,974	Adjusted net operating income	5,807	4,425	+31%
137	139	-1%	176	including adjusted income from equity affiliates	276	326	-15%
45.4%	49.5%		50.1%	Effective tax rate (15)	47.3%	49.7%	
2,231	2,724	-18%	3,053	Organic investments (1)	4,955	5,737	-14%
(348)	(227)	ns	162	Acquisitions net of assets sales (1)	(575)	278	ns
1,883	2,497	-25%	3,215	Net investments (1)	4,380	6,015	-27%
5,777	4,564	+27%	3,760	Cash flow from operations excluding working capital (CFFO) (1)	10,341	8,051	+28%
5,546	2,969	+87%	3,675	Cash flow from operating activities	8,515	6,941	+23%

Adjusted net operating income was $3,231 million, up 25% in the quarter, reflecting in particular the increase in the average selling price of liquids (+$17.9/b compared to the first quarter of 2026, vs +$22.7/b for Brent, reflecting a larger off-take schedule at the end of the quarter, in a bearish oil market,) affected by the effects of accounting for production not lifted.

Exploration & Production cash flow from operations excluding working capital (CFFO) was $5,777 million, up 27% in the quarter, for the same reasons.

(15) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Hydrocarbon production for LNG	1H26	1H25	1H26 vs 1H25
550	605	-9%	547	Integrated LNG (kboe/d)	578	565	+2%
68	73	-8%	69	Liquids (kb/d)	70	71	-1%
2,662	2,936	-9%	2,628	Gas (Mcf/d)	2,798	2,717	+3%

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Liquefied Natural Gas in Mt	1H26	1H25	1H26 vs 1H25
10.7	12.4	-13%	10.6	Overall LNG sales	23.1	21.2	+9%
3.9	4.1	-6%	3.9	incl. Sales from equity production*	8.0	7.9	+1%
9.8	10.9	-10%	9.4	incl. Sales by TotalEnergies from equity production and third party purchases	20.7	18.8	+10%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG decreased by 9% quarter-to-quarter, mainly due to shut-in production in Qatar related to the Middle East conflict.

4.2.2 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars, except the average price of LNG	1H26	1H25	1H26 vs 1H25
10.20	8.48	+20%	9.10	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.29	9.55	-3%
807	1,318	-39%	1,041	Adjusted net operating income	2,125	2,335	-9%
705	431	+64%	513	including adjusted income from equity affiliates	1,136	1,048	+8%
908	410	x2.2	743	Organic investments (1)	1,318	1,495	-12%
4	92	-96%	110	Acquisitions net of assets sales (1)	96	250	-62%
912	502	+82%	853	Net investments (1)	1,414	1,745	-19%
833	1,785	-53%	1,159	Cash flow from operations excluding working capital (CFFO) (1)	2,618	2,408	+9%
2,137	(1,120)	ns	539	Cash flow from operating activities	1,017	2,282	-55%

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Adjusted net operating income and cash flow from operations excluding working capital (CFFO) for the Integrated LNG segment were $807 million and $833 million, respectively, significantly lower quarter-on-quarter, impacted by the underperformance of gas trading activities in an overall flat, and even bearish, European market, whereas the segment outperformed in the first quarter.

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Integrated Power	1H26	1H25	1H26 vs 1H25
14.8	11.7	+26%	11.6	Net power production (TWh) *	26.4	22.9	+16%
9.6	8.2	+18%	8.4	o/w production from renewables	17.8	15.2	+17%
5.2	3.5	+47%	3.2	o/w production from gas flexible capacities	8.7	7.7	+12%
33.4	26.8	+24%	24.0	Portfolio of power generation net installed capacity (GW) **	33.4	24.0	+39%
21.1	19.8	+7%	17.4	o/w renewables	21.1	17.4	+21%
12.2	7.0	+74%	6.5	o/w gas flexible capacities	12.2	6.5	+88%
105.8	109.7	-4%	104.1	Portfolio of renewable power generation gross capacity (GW) **,***	105.8	104.1	+2%
37.4	35.6	+5%	30.2	o/w installed capacity	37.4	30.2	+24%
6.1	6.1	-	6.0	Clients power - BtB and BtC (Million) **	6.1	6.0	+2%
2.7	2.7	-	2.7	Clients gas - BtB and BtC (Million) **	2.7	2.7	-2%
11.6	15.2	-23%	10.5	Sales power - BtB and BtC (TWh)	26.8	25.0	+7%
14.5	31.5	-54%	14.9	Sales gas - BtB and BtC (TWh)	46.0	50.6	-9%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 17.25% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net electricity production was 14.8 TWh, up 28% year-on-year, driven by an increase of nearly 15% in generation from renewable sources, reflecting growth in installed capacity, and by a 2 TWh increase in production from flexible gas-fired capacity resulting notably from the completion of the transaction with EPH.

Gross installed renewable electricity generation capacity reached 37.4 GW at the end of the second quarter of 2026, representing nearly 8 GW of additional capacity year-on-year.

4.3.2 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
533	545	-2%	574	Adjusted net operating income	1,078	1,080	-
168	52	x3.2	22	including adjusted income from equity affiliates	220	66	x3.3
920	823	+12%	421	Organic investments [1]	1,743	1,066	+63%
(749)	(77)	ns	1,568	Acquisitions net of assets sales [1]	(826)	1,806	ns
171	746	-77%	1,989	Net investments [1]	917	2,872	-68%
721	574	+26%	562	Cash flow from operations excluding working capital (CFFO) [1]	1,295	1,159	+12%
(239)	(145)	ns	799	Cash flow from operating activities	(384)	400	ns

Integrated Power segment adjusted net operating income was $533 million in the quarter, in line with the first quarter of 2026.

Integrated Power segment cash flow from operations excluding working capital (CFFO) amounted to $721 million, supported by the contribution, in line with expectations, of EPH assets since the closing of the transaction on April 29, 2026. It breaks down between production activities, including renewables and gas-fired power plants, for around 60%, and marketing activities, including B2B, B2C and trading, for around 40%.

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
2,300	1,861	*+24%*	801	Adjusted net operating income	4,161	1,342	*x3.1*
540	654	*-17%*	532	Organic investments (1)	1,194	918	*+30%*
(156)	39	*ns*	(27)	Acquisitions net of assets sales (1)	(117)	(102)	*ns*
384	693	*-45%*	505	Net investments (1)	1,077	816	*+32%*
2,877	2,136	*+35%*	1,483	Cash flow from operations excluding working capital (CFFO) (1)	5,013	2,600	*+93%*
4,114	2,632	*+56%*	1,515	Cash flow from operating activities	6,746	100	*x67.5*

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Refinery throughput and utilization rate	1H26	1H25	1H26 vs 1H25
1,426	1,624	*-12%*	1,589	Total refinery throughput (kb/d)	1,524	1,569	*-3%*
354	462	*-23%*	463	France	408	449	*-9%*
684	677	*+1%*	632	Rest of Europe	680	629	*+8%*
389	485	*-20%*	494	Rest of world	436	491	*-11%*
80%	92%		90%	Utilization rate based on crude only*	86%	89%	

* Based on distillation capacity at the beginning of the year

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Petrochemicals production and utilization rate	1H26	1H25	1H26 vs 1H25
1,100	1,183	*-7%*	1,164	Monomers* (kt)	2,283	2,414	*-5%*
1,165	1,159	-	1,127	Polymers (kt)	2,324	2,300	*+1%*
71%	74%		74%	Steam cracker utilization rate**	73%	76%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was down 12% quarter-on-quarter, notably due to the deliberate decision to maximize distillates production given the higher margins. It was also impacted by the planned shutdown at Donges in France, the events in early April that affected the SATORP refinery in Saudi Arabia which has reached 70% of its nominal capacity since beginning of May and an unplanned shutdown in June of Port Arthur refinery in the United States caused by a tropical storm.

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4.5.2 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars, except ERM	1H26	1H25	1H26 vs 1H25
13.5	11.4	+19%	4.7	European Refining Margin Marker (ERM) ($/b) *	12.4	4.3	x2.9
1,800	1,599	+13%	389	Adjusted net operating income	3,399	690	x4.9
366	518	-29%	333	Organic investments (1)	884	569	+55%
(1)	75	ns	(24)	Acquisitions net of assets sales (1)	74	(24)	ns
365	593	-38%	309	Net investments (1)	958	545	+76%
2,030	1,716	+18%	772	Cash flow from operations excluding working capital (CFFO) (1)	3,746	1,405	x2.7
3,565	1,564	x2.3	887	Cash flow from operating activities	5,129	(1,096)	ns

* This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Refining and Chemicals adjusted net operating income was $1,800 million for the quarter, demonstrating the segment's ability to capture higher refining and petrochemical margins, in a context where oil trading results were at the same strong level as the first quarter.

Cash flow from operations excluding working capital (CFFO) was $2,030 million, for the same reasons.

4.6 Marketing & Services

4.6.1 Petroleum product sales

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Sales in kb/d*	1H26	1H25	1H26 vs 1H25
1,213	1,206	+1%	1,324	Total Marketing & Services sales	1,210	1,295	-7%
732	686	+7%	790	Europe	709	753	-6%
481	520	-8%	534	Rest of world	501	543	-8%

* Excludes trading and bulk refining sales.

Sales of petroleum products were down 8% compared to the second quarter of 2025, reflecting in particular the sale of the retail network in Burkina Faso in West Africa, and a drop in demand related to higher prices.

4.6.2 Results

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
500	262	+91%	412	Adjusted net operating income	762	652	+17%
174	136	+28%	199	Organic investments (1)	310	349	-11%
(155)	(36)	ns	(3)	Acquisitions net of assets sales (1)	(191)	(78)	ns
19	100	-81%	196	Net investments (1)	119	271	-56%
847	420	x2	711	Cash flow from operations excluding working capital (CFFO) (1)	1,267	1,195	+6%
549	1,068	-49%	628	Cash flow from operating activities	1,617	1,196	+35%

Marketing & Services segment adjusted net operating income was $500 million in the quarter, driven by the positive impact of the seasonality in Europe, and up 21% year-on-year reflecting higher unit margins.

Cash flow from operations excluding working capital (CFFO) amounted to $847 million in the second quarter of 2026, up 19% year-on-year for the same reasons.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Segment adjusted net operating income was $6,871 million in the second quarter of 2026, compared to $6,300 million in the first quarter of 2026, mainly due to higher oil prices and refining and petrochemical margins as well as significant performance of crude oil and petroleum products trading activities. 5.2 Adjusted net income (1) (TotalEnergies share) Adjusted net income (TotalEnergies share) was $6,027 million in the second quarter of 2026, compared with $5,394 million in the first quarter. Adjusted net income excludes the after‑tax inventory effect, non‑recurring items, and effects of changes in fair‑value. Adjusting items to net income totaled -$0.6 billion in the second quarter, consisting mainly of -$0.4 billion in changes in inventories and fair value effects and restructuring charges. TotalEnergies’ average tax rate was 39.3% in the second quarter versus 39.1% in the first quarter of 2026. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were as follows: $2.68 in the second quarter of 2026, based on a diluted weighted average number of shares of 2,216 million, compared with $2.45 in the first quarter of 2026, $5.14 in the first half of 2026, based on diluted weighted average number of shares of 2,187 million, compared with $3.41 a year ago. As of June 30, 2026, the number of diluted shares was 2,245 million. TotalEnergies repurchased* the following: 16.9 million shares in the second quarter of 2026, for an amount of $1.5 billion, 26.3 million shares in the first half of 2026, for an amount of $2.25 billion. * 5.4 Acquisitions – asset sales Acquisitions amounted to $141 million in the second quarter of 2026, primarily related to the redetermination of ownership interests in the Johan Sverdrup field in Norway. Divestments amounted to $1,388 million in the second quarter of 2026, mainly reflecting the disposal of the non-operated interest in the Marjoram gas field in Malaysia, the farm-down transactions on battery storage projects in Germany and the divestment of non-core activities in Gas Renewables and Power and Marketing & Services. 5.5 Net cash flow (1) TotalEnergies’ net cash flow was $6,357 million in the second quarter of 2026, compared to $4,098 million in the previous quarter, considering the $1,228 million increase in cash flow from operations excluding working capital (CFFO), combined with a $1,031 million reduction in net investments over the quarter. Cash flow from operating activities was $10,858 million in the second quarter of 2026, for a cash flow from operations excluding working capital (CFFO) of $9,804 million, taking into account the $1.2 billion decrease in working capital, mainly reflecting the impact of the decrease in hydrocarbon prices at the end of the quarter, particularly on inventories. * Net of fees and taxes, including coverage of employees share grant plans. 12

5.6 Profitability

Return on equity was 15.9% for the twelve months ended June 30, 2026.

In millions of dollars	July 1, 2025 June 30, 2026	April 1, 2025 March 31, 2026	July 1, 2024 June 30, 2025
Adjusted net income [(1)]	19,477	17,043	16,535
Average adjusted shareholders' equity	122,739	118,641	117,441
Return on equity (ROE)	**15.9%**	**14.4%**	**14.1%**

Return on average capital employed [(1)] was 13.9% for the twelve months ended June 30, 2026.

In millions of dollars	July 1, 2025 June 30, 2026	April 1, 2025 March 31, 2026	July 1, 2024 June 30, 2025
Adjusted net operating income [(1)]	21,608	19,158	18,184
Average capital employed [(1)]	155,138	151,105	146,456
ROACE [(1)]	**13.9%**	**12.7%**	**12.4%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €3,618 million in the second quarter of 2026 compared to €2,684 million in the first quarter of 2026.

7. Annual 2026 Sensitivities [(16)]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [(17)]	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

(16) Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

(17) In a 60-70 $/b Brent environment.

13

8. Outlook Oil prices navigate above $80/b at the start of the third quarter, in very volatile markets reacting to the evolution of the security situation in the Strait of Hormuz. Global refining margins are at historically high levels in an unprecedented context combining unavailability of Russian refining capacity, the disruption of the supply from the Middle East to Asian refineries and global inventories at historical lows. European gas prices on the forward markets are around $16-20/Mbtu in the third quarter, in a context where inventories in Europe are low and need to recover before the winter season. Continuing tensions in the Middle East, their impact on LNG production in Qatar (close to 20% of world market) and competition between LNG demand in Europe and Asia should support prices in the coming months. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price above $11.5/Mbtu in the third quarter of 2026. Excluding the impact of the conflict in the Middle East, third-quarter production is expected to grow in line with the guidance of 3% annual growth compared to 2025. In the Middle East, the impact of the conflict is estimated between 5% and 10% of the Company's total production due to the ramp-up and gradual restart of production in the region. However, the situation remains very volatile, and the level of production land effective lifting remains conditional on the ability to export through the Strait of Hormuz. The refinery utilization rate is expected to be between 80% and 85% in the third quarter, taking into account the SATORP capacity reduction in Saudi Arabia, which runs since early May at 70% of its nominal capacity, and should return to its nominal capacity at the end of the third quarter of 2026. The Company confirms its planned investments for the year for a net amount of $15 billion over 2026, in line with the annual guidance. To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 1:00 pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 14

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Combined liquids and gas production by region (kboe/d)	1H26	1H25	1H26 vs 1H25
517	570	-9%	522	Europe	544	547	-1%
414	431	-4%	424	Africa	423	424	-
671	777	-14%	850	Middle East and North Africa	723	849	-15%
513	487	+5%	436	Americas	500	430	+16%
280	288	-3%	271	Asia-Pacific	284	281	+1%
2,395	2,553	-6%	2,503	Total production	2,474	2,531	-2%
375	356	+5%	374	includes equity affiliates	365	382	-4%

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Liquids production by region (kb/d)	1H26	1H25	1H26 vs 1H25
202	209	-3%	203	Europe	205	209	-2%
286	299	-4%	309	Africa	292	310	-6%
537	615	-13%	673	Middle East and North Africa	576	677	-15%
283	259	+9%	217	Americas	271	210	+29%
102	99	+3%	104	Asia-Pacific	101	105	-4%
1,410	1,481	-5%	1,506	Total production	1,445	1,511	-4%
120	131	-8%	158	includes equity affiliates	126	161	-22%

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Gas production by region (Mcf/d)	1H26	1H25	1H26 vs 1H25
1,693	1,944	-13%	1,720	Europe	1,818	1,819	-
656	670	-2%	579	Africa	663	573	+16%
736	884	-17%	973	Middle East and North Africa	810	947	-14%
1,275	1,263	+1%	1,214	Americas	1,268	1,225	+4%
970	1,038	-7%	909	Asia-Pacific	1,004	960	+5%
5,330	5,799	-8%	5,395	Total production	5,563	5,524	+1%
1,374	1,222	+12%	1,173	includes equity affiliates	1,298	1,205	+8%

15

9.2 Downstream (Refining & Chemicals and Marketing & Services)

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Petroleum product sales by region (kb/d)	1H26	1H25	1H26 vs 1H25
1,704	1,766	-3%	1,904	Europe	1,739	1,790	-3%
445	531	-16%	616	Africa	489	617	-21%
1,141	1,134	+1%	1,057	Americas	1,143	1,065	+7%
721	986	-27%	856	Rest of world	857	901	-5%
4,011	4,416	-9%	4,432	Total consolidated sales	4,228	4,373	-3%
343	361	-5%	379	Includes bulk sales	352	362	-3%
2,455	2,849	-14%	2,729	Includes trading	2,666	2,716	-2%

2Q26	1Q26	2Q26 vs 1Q26	2Q25	Petrochemicals production* (kt)	1H26	1H25	1H26 vs 1H25
1,030	989	+4%	832	Europe	2,019	1,816	+11%
734	676	+9%	750	Americas	1,410	1,444	-2%
501	677	-26%	709	Middle East and Asia	1,178	1,454	-19%

* Olefins, polymers.

16

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	2Q26 Solar	2Q26 Onshore Wind	2Q26 Offshore Wind	2Q26 Gas	2Q26 Others	2Q26 Total	1Q26 Solar	1Q26 Onshore Wind	1Q26 Offshore Wind	1Q26 Gas	1Q26 Others	1Q26 Total
France	0.3	0.2	0.0	0.6	0.0	**1.2**	0.2	0.4	-	1.2	0.0	**1.7**
Rest of Europe	0.2	0.4	0.2	2.7	0.4	**3.9**	0.1	0.6	0.4	1.5	0.1	**2.6**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.1	**0.2**
Middle East	0.4	-	-	0.3	-	**0.7**	0.2	-	-	0.2	-	**0.4**
North America	1.3	0.6	-	1.4	-	**3.4**	0.9	0.6	-	0.7	-	**2.2**
South America	0.1	1.0	-	-	-	**1.1**	0.2	0.9	-	-	-	**1.0**
India	3.1	0.7	-	-	-	**3.8**	2.8	0.3	-	-	-	**3.1**
Pacific Asia	0.4	0.0	0.1	-	-	**0.5**	0.3	0.0	0.2	-	-	**0.5**
Total	**5.9**	**2.9**	**0.3**	**5.2**	**0.5**	**14.8**	**4.7**	**2.7**	**0.6**	**3.5**	**0.2**	**11.7**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) [18]	2Q26 Solar	2Q26 Onshore Wind	2Q26 Offshore Wind	2Q26 Gas	2Q26 Others	2Q26 Total	1Q26 Solar	1Q26 Onshore Wind	1Q26 Offshore Wind	1Q26 Gas	1Q26 Others	1Q26 Total
France	0.8	0.6	0.0	2.7	0.2	**4.3**	0.8	0.6	-	2.7	0.2	**4.2**
Rest of Europe	0.8	1.1	0.3	7.3	0.4	**9.8**	0.6	1.0	0.3	2.1	0.1	**4.1**
Africa	0.1	-	-	-	0.1	**0.2**	0.1	-	-	-	0.1	**0.2**
Middle East	0.6	-	-	0.3	-	**1.0**	0.7	-	-	0.3	-	**1.0**
North America	3.1	0.9	-	2.0	0.5	**6.5**	3.1	0.9	-	2.0	0.5	**6.5**
South America	0.9	1.2	-	-	-	**2.1**	0.5	1.2	-	-	-	**1.7**
India	7.2	0.7	-	-	0.3	**8.1**	7.0	0.6	-	-	0.1	**7.7**
Pacific Asia	1.2	0.0	0.2	-	-	**1.4**	1.2	0.0	0.2	-	-	**1.4**
Total	**14.8**	**4.4**	**0.5**	**12.2**	**1.5**	**33.4**	**14.0**	**4.3**	**0.5**	**7.0**	**1.1**	**26.8**

[18] End-of-period data.

17

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) [19],[20]	2Q26 Solar	2Q26 Onshore Wind	2Q26 Offshore Wind	2Q26 Other	2Q26 Total	1Q26 Solar	1Q26 Onshore Wind	1Q26 Offshore Wind	1Q26 Other	1Q26 Total
France	1.4	0.9	0.0	0.2	**2.5**	1.3	0.9	0.0	0.2	**2.4**
Rest of Europe	0.9	1.8	1.1	0.5	**4.4**	0.7	1.7	1.1	0.3	**3.8**
Africa	0.4	0.0	0.0	0.4	**0.7**	0.3	0.0	0.0	0.4	**0.7**
Middle East	1.6	0.0	0.0	0.0	**1.6**	1.6	0.0	0.0	0.0	**1.6**
North America	7.8	2.3	0.0	1.2	**11.3**	7.8	2.3	0.0	1.2	**11.3**
South America	1.2	1.9	0.0	0.0	**3.0**	0.6	1.8	0.0	0.0	**2.4**
India	10.3	0.7	0.0	0.3	**11.2**	10.1	0.7	0.0	0.1	**10.8**
Asia-Pacific	1.9	0.0	0.6	0.0	**2.6**	1.9	0.0	0.6	0.0	**2.5**
Total	**25.4**	**7.6**	**1.8**	**2.5**	**37.4**	**24.3**	**7.4**	**1.8**	**2.1**	**35.6**

Power generation gross capacity from renewables in construction (GW) [19],[20]	2Q26 Solar	2Q26 Onshore Wind	2Q26 Offshore Wind	2Q26 Other	2Q26 Total	1Q26 Solar	1Q26 Onshore Wind	1Q26 Offshore Wind	1Q26 Other	1Q26 Total
France	0.1	0.1	0.0	0.0	**0.3**	0.1	0.1	0.0	0.0	**0.3**
Rest of Europe	0.7	0.1	0.8	0.7	**2.3**	0.9	0.1	0.8	0.4	**2.1**
Africa	0.2	0.2	0.0	0.0	**0.3**	0.2	0.2	0.0	0.0	**0.4**
Middle East	1.3	0.2	0.0	0.0	**1.5**	1.4	0.2	0.0	0.0	**1.7**
North America	1.8	0.4	0.0	0.3	**2.5**	0.8	0.1	0.0	0.3	**1.2**
South America	0.7	0.8	0.0	0.3	**1.7**	1.1	0.3	0.0	0.3	**1.7**
India	0.3	0.0	0.0	0.0	**0.3**	0.3	0.0	0.0	0.0	**0.3**
Asia-Pacific	0.5	0.0	0.0	0.0	**0.5**	0.1	0.0	0.0	0.0	**0.1**
Total	**5.6**	**1.8**	**0.8**	**1.3**	**9.6**	**4.9**	**1.0**	**0.8**	**1.0**	**7.7**

Power generation gross capacity from renewables in development (GW) [19],[20]	2Q26 Solar	2Q26 Onshore Wind	2Q26 Offshore Wind	2Q26 Other	2Q26 Total	1Q26 Solar	1Q26 Onshore Wind	1Q26 Offshore Wind	1Q26 Other	1Q26 Total
France	0.9	0.5	1.5	0.0	**2.8**	0.8	0.5	1.5	0.0	**2.8**
Rest of Europe	3.7	1.9	14.3	4.3	**24.3**	5.2	2.0	14.3	4.2	**25.7**
Africa	1.1	0.5	0.0	0.0	**1.6**	1.1	0.5	0.0	0.0	**1.6**
Middle East	0.8	0.0	0.0	0.0	**0.8**	1.2	0.0	0.0	0.0	**1.2**
North America	10.8	3.1	0.0	4.9	**18.8**	10.8	3.7	4.1	5.0	**23.6**
South America	0.7	1.0	0.0	0.0	**1.8**	0.7	1.7	0.0	0.0	**2.5**
India	1.4	0.0	0.0	0.0	**1.4**	1.5	0.0	0.0	0.0	**1.5**
Asia-Pacific	2.6	1.1	2.6	1.1	**7.3**	2.7	1.1	2.6	1.1	**7.5**
Total	**21.9**	**8.1**	**18.4**	**10.4**	**58.8**	**23.9**	**9.6**	**22.5**	**10.3**	**66.4**

[19] Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
[20] End-of-period data.

18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

2Q26	1Q26	2Q25	In millions of dollars	1H26	1H25
5,438	**5,810**	**2,687**	**Net income (TotalEnergies share)**	**11,248**	**6,538**
(268)	(1,031)	(340)	Special items affecting net income (TotalEnergies share)	(1,299)	(448)
(17)	252	-	Gain (loss) on asset sales	235	-
(30)	(22)	-	Restructuring charges	(52)	-
-	(1,148)	(209)	Impairments	(1,148)	(209)
(221)	(113)	(131)	Other	(334)	(239)
(290)	1,507	(268)	After-tax inventory effect : FIFO vs. replacement cost	1,217	(346)
(31)	(60)	(283)	Effect of changes in fair value	(91)	(438)
(589)	**416**	**(891)**	**Total adjustments affecting net income**	**(173)**	**(1,232)**
6,027	**5,394**	**3,578**	**Adjusted net income (TotalEnergies share)**	**11,421**	**7,770**

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
5,438	**5,810**	*-6%*	**2,687**	**Net income (TotalEnergies share)**	**11,248**	**6,538**	*+72%*
589	(416)	*ns*	891	Less: adjustment items to net income (TotalEnergies share)	173	1,232	*-86%*
6,027	**5,394**	*+12%*	**3,578**	**Adjusted net income (TotalEnergies share)**	**11,421**	**7,770**	*+47%*
				Adjusted items			
45	78	*-42%*	60	Add: non-controlling interests	123	130	*-5%*
3,365	3,324	*+1%*	2,328	Add: income taxes	6,689	5,033	*+33%*
3,075	3,097	*-1%*	3,106	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,172	6,104	*+1%*
95	90	*+6%*	96	Add: amortization and impairment of intangible assets	185	179	*+3%*
817	791	*+3%*	816	Add: financial interest on debt	1,608	1,541	*+4%*
(245)	(222)	*ns*	(294)	Less: financial income and expense from cash & cash equivalents	(467)	(563)	*ns*
13,179	**12,552**	*+5%*	**9,690**	**Adjusted EBITDA**	**25,731**	**20,194**	*+27%*

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
				Adjusted items			
57,334	49,516	*+16%*	44,676	Revenues from sales	106,850	92,575	*+15%*
(37,734)	(29,119)	*ns*	(28,533)	Purchases, net of inventory variation	(66,853)	(59,096)	*ns*
(7,954)	(8,563)	*ns*	(7,588)	Other operating expenses	(16,517)	(15,130)	*ns*
(95)	(133)	*ns*	(97)	Exploration costs	(228)	(178)	*ns*
338	185	*+83%*	544	Other income	523	791	*-34%*
(164)	(114)	*ns*	(233)	Other expense, excluding amortization and impairment of intangible assets	(278)	(449)	*ns*
482	294	*+64%*	422	Other financial income	776	716	*+8%*
(184)	(223)	*ns*	(203)	Other financial expense	(407)	(452)	*ns*
1,156	709	*+63%*	702	Net income (loss) from equity affiliates	1,865	1,417	*+32%*
13,179	**12,552**	*+5%*	**9,690**	**Adjusted EBITDA**	**25,731**	**20,194**	*+27%*
				Adjusted items			
(3,075)	(3,097)	*ns*	(3,106)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(6,172)	(6,104)	*ns*
(95)	(90)	*ns*	(96)	Less: amortization of intangible assets	(185)	(179)	*ns*
(817)	(791)	*ns*	(816)	Less: financial interest on debt	(1,608)	(1,541)	*ns*
245	222	*+10%*	294	Add: financial income and expense from cash & cash equivalents	467	563	*-17%*
(3,365)	(3,324)	*ns*	(2,328)	Less: income taxes	(6,689)	(5,033)	*ns*
(45)	(78)	*ns*	(60)	Less: non-controlling interests	(123)	(130)	*ns*
(589)	416	*ns*	(891)	Add: adjustment (TotalEnergies share)	(173)	(1,232)	*ns*
5,438	**5,810**	*-6%*	**2,687**	**Net income (TotalEnergies share)**	**11,248**	**6,538**	*+72%*

20

10.3 Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
3 276	**4 312**	*-24%*	**6 689**	**Cash flow used in investing activities (a) ***	**7 588**	**11 494**	*-34%*
-	-	*ns*	-	Other transactions with non-controlling interests (b)	-	-	*ns*
57	49	*+16%*	54	Organic loan repayment from equity affiliates (c)	106	60	*+77%*
50	14	*x3,6*	(221)	Change in debt from renewable projects financing (d) **	64	(221)	*ns*
63	75	*-16%*	90	Capex linked to capitalized leasing contracts (e)	138	198	*-30%*
1	28	*-96%*	20	Expenditures related to carbon credits (f)	29	22	*+32%*
3 447	**4 478**	*-23%*	**6 632**	**Net investments (a + b + c + d + e + f = g - i + h)**	**7 925**	**11 553**	*-31%*
(1 247)	(172)	*ns*	1 813	of which acquisitions net of assets sales (g - i)	(1 419)	2 233	*ns*
141	392	*-64%*	2 106	Acquisitions (g)	533	2 942	*-82%*
1 388	564	*x2,5*	293	Asset sales (i)	1 952	709	*x2,8*
68	(18)	*ns*	67	Change in debt (partner share) and capital gain from renewable project sales	50	67	*-25%*
4 694	4 650	*1%*	4 819	of which organic investments (h)	9 344	9 320	-
88	73	*+20%*	37	Capitalized exploration	162	148	*+9%*
452	301	*+50%*	425	Increase in non-current loans	753	993	*-24%*
(1 017)	(276)	*ns*	(256)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1 293)	(359)	*ns*
118	(4)	*ns*	(154)	Change in debt from renewable projects (TotalEnergies share)	114	(154)	*ns*

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache's carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026, $153 million in the second quarter of 2026 and $371 million in the first half of 2026. Payments to these suppliers are classified as financing cash flows.

** Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

2Q26	1Q26	2Q26 vs 1Q26	2Q25	In millions of dollars	1H26	1H25	1H26 vs 1H25
10,858	**3,361**	*x3.2*	**5,960**	**Cash flow from operating activities (a)**	**14,219**	**8,523**	*+67%*
1,667	(6,993)	*ns*	(246)	(Increase) decrease in working capital (b) *	(5,326)	(4,562)	*ns*
(506)	1,849	*ns*	(272)	Inventory effect (c)	1,343	(379)	*ns*
50	22	*x2.3*	86	Capital gain from renewable project sales (d)	72	86	*-16%*
57	49	*+16%*	54	Organic loan repayments from equity affiliates (e)	106	60	*+77%*
9,804	**8,576**	*+14%*	**6,618**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**18,380**	**13,610**	*+35%*
(384)	(403)	*ns*	(325)	Financial charges	(787)	(610)	*ns*
10,188	**8,979**	*+13%*	**6,943**	**Debt Adjusted Cash Flow (DACF)**	**19,167**	**14,220**	*+35%*
4,694	4,650	*+1%*	4,819	Organic investments (g)	9,344	9,320	-
5,110	**3,926**	*+30%*	**1,799**	**Free cash flow after organic investments (f - g)**	**9,036**	**4,290**	*x2.1*
3,447	4,478	*-23%*	6,632	Net investments (h)	7,925	11,553	*-31%*
6,357	**4,098**	*+55%*	**(14)**	**Net cash flow (f - h)**	**10,455**	**2,057**	*x5.1*

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

21

10.5 Gearing ratio

In millions of dollars	06/30/2026	03/31/2026	06/30/2025
Current borrowings *	11,229	10,596	12,570
Other current financial liabilities	209	243	861
Current financial assets * ' **	(3,720)	(3,837)	(4,872)
Net financial assets classified as held for sale *	114	3	41
Non-current financial debt *	41,157	43,468	39,161
Non-current financial assets *	(1,601)	(1,731)	(1,410)
Cash and cash equivalents	(27,678)	(25,693)	(20,424)
Net debt (a)	**19,710**	**23,049**	**25,927**
Shareholders' equity (TotalEnergies share)	128,408	122,541	116,642
Non-controlling interests	2,545	2,696	2,360
Shareholders' equity (b)	**130,953**	**125,237**	**119,002**
Gearing = a / (a+b)	**13.1%**	**15.5%**	**17.9%**
Leases (c)	*8,904*	*8,491*	*8,907*
Gearing including leases (a+c) / (a+b+c)	*17.9%*	*20.1%*	*22.6%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Twelve months ended June 30, 2026

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	9,781	3,899	2,213	5,087	1,483	21,608
Capital employed at 06/30/2025	67,042	44,300	27,033	8,827	7,325	152,732
Capital employed at 06/30/2026	68,125	47,755	30,870	6,066	5,907	157,544
ROACE	**14.5%**	**8.5%**	**7.6%**	**68.3%**	**22.4%**	**13.9%**

10.7 Pay-out

In millions of dollars	1H26	1H25	2025
Dividend paid (parent company shareholders)	4,217	3,745	8,121
Repayment of treasury shares excluding fees and taxes	2,245	3,726	7,496
Payout ratio	**33%**	**54%**	**55%**

22

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. 23

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 24

Disclaimer: Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company. This document does not constitute the half-year financial report, which will be separately published in accordance with article L. 451-1-2- III of the French Code monétaire et financier and applicable UK law, and available on the website totalenergies.com. This press release presents the results for the second quarter of 2026 and half-year of 2026 from the consolidated financial statements of TotalEnergies SE as of June 30, 2026 (unaudited). The consolidated financial statements of TotalEnergies SE as of June 30, 2026 have been subject to a limited review by the Statutory Auditors. The notes to the consolidated financial statements (unaudited) are available on the Corporations’ website www.totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. Future interim or final annual dividends payments beyond the interim dividend payable on January 5th, 2027 (or January 22nd, 2027, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted net operating income, adjusted net income), net cash flow, free cash flow after organic investments, normalized gearing, return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the payout ratio. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a 25 significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault – 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 26

TotalEnergies financial statements Second quarter and first half 2026 consolidated accounts, IFRS 27

Consolidated statement of income

TotalEnergies

(unaudited)

(M$)[a]	2nd quarter 2026	1st quarter 2026	2nd quarter 2025
Sales	61,771	54,163	49,627
Excise taxes	(4,674)	(4,647)	(4,951)
Revenue from sales	57,097	49,516	44,676
Purchases, net of inventory variation	(38,308)	(27,347)	(29,158)
Other operating expenses	(8,038)	(8,675)	(7,834)
Exploration costs	(95)	(133)	(97)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,075)	(3,206)	(3,258)
Other income	330	471	544
Other expense	(279)	(1,225)	(287)
Financial interest on debt	(817)	(791)	(816)
Financial income and expense from cash & cash equivalents	245	222	327
Cost of net debt	(572)	(569)	(489)
Other financial income	482	294	429
Other financial expense	(184)	(223)	(203)
Net income (loss) from equity affiliates	1,271	817	529
Income taxes	(3,154)	(3,788)	(2,106)
Consolidated net income	**5,475**	**5,932**	**2,746**
TotalEnergies share	5,438	5,810	2,687
Non-controlling interests	37	122	59
Earning per share ($)	2.44	2.68	1.18
Diluted earnings per share ($)	2.41	2.64	1.17

(a) Except for per share amounts.

28

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

(M$)	2nd quarter 2026	1st quarter 2026	2nd quarter 2025
Consolidated net income	**5,475**	**5,932**	**2,746**
Other comprehensive income			
Actuarial gains and losses	21	1	16
Change in fair value of investments in equity instruments	(29)	112	52
Tax effect	(7)	(25)	(20)
Currency translation adjustment generated by the parent company	(857)	(1,792)	5,808
Items not potentially reclassifiable to profit and loss	**(872)**	**(1,704)**	**5,856**
Currency translation adjustment	573	1,904	(4,692)
Cash flow hedge	454	937	165
Variation of foreign currency basis spread	1	4	4
Share of other comprehensive income of equity affiliates, net amount	63	155	(174)
Other	2	1	–
Tax effect	(113)	(235)	(49)
Items potentially reclassifiable to profit and loss	**980**	**2,766**	**(4,746)**
Total other comprehensive income (net amount)	**108**	**1,062**	**1,110**
Comprehensive income	**5,583**	**6,994**	**3,856**
– *TotalEnergies share*	*5,531*	*6,884*	*3,752*
– *Non-controlling interests*	*52*	*110*	*104*

29

Consolidated statement of income TotalEnergies (unaudited) (M$)(a) 1st half 2026 1st half 2025 Sales 115,934 101,881 Excise taxes (9,321) (9,306) Revenue from sales 106,613 92,575 Purchases, net of inventory variation (65,655) (60,013) Other operating expenses (16,713) (15,398) Exploration costs (228) (178) Depreciation, depletion and impairment of tangible assets and mineral interests (6,281) (6,256) Other income 801 791 Other expenses (1,504) (578) Financial interest on debt (1,608) (1,541) Financial income and expenses from cash & cash equivalents 467 617 Cost of net debt (1,141) (924) Other financial income 776 747 Other financial expense (407) (452) Net income (loss) from equity affiliates 2,088 1,192 Income taxes (6,942) (4,839) Consolidated net income 11,407 6,667 TotalEnergies share 11,248 6,538 Non-controlling interests 159 129 Earnings per share ($) 5.11 2.88 Diluted earnings per share ($) 5.06 2.85 (a) Except for per share amounts. 30

Consolidated statement of comprehensive income TotalEnergies (unaudited) (M$) 1st half 2026 1st half 2025 Consolidated net income 11,407 6,667 Other comprehensive income Actuarial gains and losses 22 16 Change in fair value of investments in equity instruments 83 64 Tax effect (32) (19) Currency translation adjustment generated by the parent company (2,649) 8,690 Items not potentially reclassifiable to profit and loss (2,576) 8,751 Currency translation adjustment 2,477 (6,709) Cash flow hedge 1,391 (668) Variation of foreign currency basis spread 5 19 Share of other comprehensive income of equity affiliates, net amount 218 (274) Other 3 7 Tax effect (348) 156 Items potentially reclassifiable to profit and loss 3,746 (7,469) Total other comprehensive income (net amount) 1,170 1,282 Comprehensive income 12,577 7,949 – TotalEnergies share 12,415 7,759 – Non-controlling interests 162 190 31

Consolidated balance sheet

TotalEnergies

(M$)	June 30, 2026 (unaudited)	March 31, 2026 (unaudited)	December 31, 2025	June 30, 2025 (unaudited)
ASSETS				
Non-current assets				
Intangible assets, net	35,631	36,387	37,345	36,687
Property, plant and equipment, net	117,889	116,240	114,694	116,153
Equity affiliates: investments and loans	44,663	39,123	38,090	36,657
Other investments	2,099	2,097	1,914	2,176
Non-current financial assets	2,702	2,877	3,270	2,691
Deferred income taxes	2,939	2,986	3,358	3,550
Other non-current assets	2,573	2,640	2,915	4,057
Total non-current assets	**208,496**	**202,350**	**201,586**	**201,971**
Current assets				
Inventories, net	21,373	23,932	16,663	17,275
Accounts receivables, net	21,184	22,977	18,559	21,254
Other current assets	28,976	33,877	20,437	24,160
Current financial assets	4,039	4,173	3,332	5,183
Cash and cash equivalents	27,678	25,693	26,202	20,424
Assets classified as held for sale	2,015	1,560	4,276	2,550
Total current assets	**105,265**	**112,212**	**89,469**	**90,846**
Total assets	**313,761**	**314,562**	**291,055**	**292,817**
LIABILITIES & SHAREHOLDERS' EQUITY				
Shareholders' equity				
Common shares	7,280	7,007	7,059	7,262
Paid-in surplus and retained earnings	139,898	133,317	125,860	128,103
Currency translation adjustment	(14,146)	(13,900)	(14,033)	(13,564)
Treasury shares	(4,624)	(3,883)	(4,003)	(5,159)
Total shareholders' equity - TotalEnergies share	**128,408**	**122,541**	**114,883**	**116,642**
Non-controlling interests	**2,545**	**2,696**	**2,640**	**2,360**
Total shareholders' equity	**130,953**	**125,237**	**117,523**	**119,002**
Non-current liabilities				
Deferred income taxes	13,347	12,990	12,634	12,729
Employee benefits	1,996	1,974	2,018	1,974
Provisions and other non-current liabilities	18,734	18,693	17,322	20,312
Non-current financial debt	49,525	51,426	48,995	47,584
Total non-current liabilities	**83,602**	**85,083**	**80,969**	**82,599**
Current liabilities				
Accounts payable	41,438	42,693	38,065	39,288
Other creditors and accrued liabilities	43,108	47,512	36,344	34,672
Current borrowings	13,183	12,582	12,038	14,637
Other current financial liabilities	209	243	388	861
Liabilities directly associated with the assets classified as held for sale	1,268	1,212	5,728	1,758
Total current liabilities	**99,206**	**104,242**	**92,563**	**91,216**
Total liabilities & shareholders' equity	**313,761**	**314,562**	**291,055**	**292,817**

32

Consolidated statement of cash flow

TotalEnergies

(unaudited)

(M$)	2nd quarter 2026	1st quarter 2026	2nd quarter 2025
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	5,475	5,932	2,746
Depreciation, depletion, amortization and impairment	3,097	4,149	3,360
Non-current liabilities, valuation allowances and deferred taxes	599	591	127
(Gains) losses on disposals of assets	(266)	(320)	(335)
Undistributed affiliates' equity earnings	(65)	(187)	(102)
(Increase) decrease in working capital	1,663	(6,968)	49
Other changes, net	355	164	115
Cash flow from operating activities	**10,858**	**3,361**	**5,960**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,232)	(4,621)	(4,766)
Acquisitions of subsidiaries, net of cash acquired	(6)	(79)	(1,627)
Investments in equity affiliates and other securities	(561)	(221)	(419)
Increase in non-current loans	(452)	(301)	(425)
Total expenditures	**(5,251)**	**(5,222)**	**(7,237)**
Proceeds from disposals of intangible assets and property, plant and equipment	500	181	69
Proceeds from disposals of subsidiaries, net of cash sold	135	397	154
Proceeds from disposals of non-current investments	266	7	15
Repayment of non-current loans	1,074	325	310
Total divestments	**1,975**	**910**	**548**
Cash flow used in investing activities	**(3,276)**	**(4,312)**	**(6,689)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
– Parent company shareholders	363	–	492
– Treasury shares	(1,511)	(775)	(1,707)
Dividends paid:			
– Parent company shareholders	(2,094)	(2,123)	(1,894)
– Non-controlling interests	(166)	(9)	(173)
Net issuance (repayment) of perpetual subordinated notes	–	1,751	–
Payments on perpetual subordinated notes	(40)	(154)	(27)
Other transactions with non-controlling interests	(37)	(16)	(31)
Net issuance (repayment) of non-current debt	84	3,584	257
Increase (decrease) in current borrowings	(1,994)	(1,283)	(356)
Increase (decrease) in current financial assets and liabilities	127	(469)	1,287
Cash flow / (used in) financing activities	**(5,268)**	**506**	**(2,152)**
Net increase (decrease) in cash and cash equivalents	**2,314**	**(445)**	**(2,881)**
Effect of exchange rates	(329)	(64)	468
Cash and cash equivalents at the beginning of the period	25,693	26,202	22,837
Cash and cash equivalents at the end of the period	**27,678**	**25,693**	**20,424**

33

Consolidated statement of cash flow TotalEnergies (unaudited) (M$) 1st half 2026 1st half 2025 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 11,407 6,667 Depreciation, depletion, amortization and impairment 7,246 6,446 Non-current liabilities, valuation allowances and deferred taxes 1,190 336 (Gains) losses on disposals of assets (586) (310) Undistributed affiliates' equity earnings (252) (525) (Increase) decrease in working capital (5,305) (4,183) Other changes, net 519 92 Cash flow from operating activities 14,219 8,523 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (8,853) (8,988) Acquisitions of subsidiaries, net of cash acquired (85) (1,859) Investments in equity affiliates and other securities (782) (730) Increase in non-current loans (753) (993) Total expenditures (10,473) (12,570) Proceeds from disposals of intangible assets and property, plant and equipment 681 370 Proceeds from disposals of subsidiaries, net of cash sold 532 271 Proceeds from disposals of non-current investments 273 16 Repayment of non-current loans 1,399 419 Total divestments 2,885 1,076 Cash flow used in investing activities (7,588) (11,494) CASH FLOW FROM FINANCING ACTIVITIES Issuance (repayment) of shares: – Parent company shareholders 363 492 – Treasury shares (2,286) (3,859) Dividends paid: – Parent company shareholders (4,217) (3,745) – Non-controlling interests (175) (312) Net issuance (repayment) of perpetual subordinated notes 1,751 (1,139) Payments on perpetual subordinated notes (194) (155) Other transactions with non-controlling interests (53) (51) Net issuance (repayment) of non-current debt 3,668 3,688 Increase (decrease) in current borrowings (3,277) (206) Increase (decrease) in current financial assets and liabilities (342) 2,005 Cash flow / (used in) financing activities (4,762) (3,282) Net increase (decrease) in cash and cash equivalents 1,869 (6,253) Effect of exchange rates (393) 833 Cash and cash equivalents at the beginning of the period 26,202 25,844 Cash and cash equivalents at the end of the period 27,678 20,424 34

Consolidated statement of changes in shareholders' equity

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2025	**2,397,679,661**	**7,577**	**135,496**	**(15,259)**	**(149,529,818)**	**(9,956)**	**117,858**	**2,397**	**120,255**
Net income of the first half 2025	–	–	6,538	–	–	–	6,538	129	6,667
Other comprehensive income	–	–	(474)	1,695	–	–	1,221	61	1,282
Comprehensive income	**–**	**–**	**6,064**	**1,695**	**–**	**–**	**7,759**	**190**	**7,949**
Dividend	–	–	(4,072)	–	–	–	(4,072)	(178)	(4,250)
Issuance of common shares	11,149,053	30	462	–	–	–	492	–	492
Purchase of treasury shares	–	–	–	–	(62,261,210)	(4,239)	(4,239)	–	(4,239)
Sale of treasury shares[a]	–	–	(414)	–	6,214,595	414	–	–	–
Share-based payments	–	–	340	–	–	–	340	–	340
Share cancellation	(127,622,460)	(345)	(8,397)	–	127,622,460	8,622	(120)	–	(120)
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,219)	–	–	–	(1,219)	–	(1,219)
Payments on perpetual subordinated notes	–	–	(156)	–	–	–	(156)	–	(156)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(51)	(51)
Other items	–	–	(1)	–	–	–	(1)	2	1
As of June 30, 2025	**2,281,206,254**	**7,262**	**128,103**	**(13,564)**	**(77,953,973)**	**(5,159)**	**116,642**	**2,360**	**119,002**
Net income of the second half 2025	–	–	6,589	–	–	–	6,589	101	6,690
Other comprehensive income	–	–	(523)	(469)	–	–	(992)	16	(976)
Comprehensive income	**–**	**–**	**6,066**	**(469)**	**–**	**–**	**5,597**	**117**	**5,714**
Dividend	–	–	(4,063)	–	–	–	(4,063)	(170)	(4,233)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(60,376,084)	(3,287)	(3,287)	–	(3,287)
Sale of treasury shares[a]	–	–	–	–	6,817	–	–	–	–
Share-based payments	–	–	245	–	–	–	245	–	245
Share cancellation	(74,620,711)	(203)	(4,307)	–	74,620,711	4,442	(68)	–	(68)
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(164)	–	–	–	(164)	–	(164)
Other operations with non-controlling interests	–	–	(1)	–	–	–	(1)	337	336
Other items	–	–	(19)	–	–	1	(18)	(4)	(22)
As of December 31, 2025	**2,206,585,543**	**7,059**	**125,860**	**(14,033)**	**(63,702,529)**	**(4,003)**	**114,883**	**2,640**	**117,523**
Net income of the first half 2026	–	–	11,248	–	–	–	11,248	159	11,407
Other comprehensive income	–	–	1,280	(113)	–	–	1,167	3	1,170
Comprehensive income	**–**	**–**	**12,528**	**(113)**	**–**	**–**	**12,415**	**162**	**12,577**
Dividend	–	–	(4,531)	–	–	–	(4,531)	(175)	(4,706)
Issuance of common shares	100,985,040	295	6,092	–	–	–	6,387	–	6,387
Purchase of treasury shares	–	–	–	–	(26,319,030)	(2,654)	(2,654)	–	(2,654)
Sale of treasury shares[a]	–	–	(426)	–	6,639,644	426	–	–	–
Share-based payments	–	–	372	–	–	–	372	–	372
Share cancellation	(25,913,869)	(74)	(1,564)	–	25,913,869	1,607	(31)	–	(31)
Net issuance (repayment) of perpetual subordinated notes	–	–	1,751	–	–	–	1,751	–	1,751
Payments on perpetual subordinated notes	–	–	(184)	–	–	–	(184)	–	(184)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(53)	(53)
Other items	–	–	–	–	–	–	–	(29)	(29)
As of June 30, 2026	**2,281,656,714**	**7,280**	**139,898**	**(14,146)**	**(57,468,046)**	**(4,624)**	**128,408**	**2,545**	**130,953**

(a) Treasury shares related to the performance share grants.

35

Information by business segment

TotalEnergies

(unaudited)

2nd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,830	1,880	3,846	28,792	25,422	1	–	61,771
Intersegment sales	9,221	2,258	1,511	11,058	260	41	(24,349)	–
Excise taxes	–	–	–	(164)	(4,510)	–	–	(4,674)
Revenues from sales	**11,051**	**4,138**	**5,357**	**39,686**	**21,172**	**42**	**(24,349)**	**57,097**
Operating expenses	(3,629)	(3,469)	(5,105)	(37,806)	(20,465)	(316)	24,349	(46,441)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,920)	(413)	(74)	(404)	(233)	(31)	–	(3,075)
Net income (loss) from equity affiliates and other items	292	767	302	204	86	(31)	–	1,620
Tax on net operating income	(2,570)	(167)	(36)	(259)	(183)	12	–	(3,203)
Adjustments[(a)]	(7)	49	(89)	(379)	(123)	(48)	–	(597)
Adjusted net operating income	**3,231**	**807**	**533**	**1,800**	**500**	**(276)**	**–**	**6,595**
Adjustments[(a)]								(597)
Net cost of net debt								(523)
Non-controlling interests								(37)
Net income - TotalEnergies share								**5,438**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,282	874	1,419	385	197	94	–	5,251
Total divestments	460	(36)	1,356	20	178	(3)	–	1,975
Cash flow from operating activities	5,546	2,137	(239)	3,565	549	(700)	–	10,858

36

Information by business segment

TotalEnergies

(unaudited)

1st quarter 2026 *(M$)*	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,119	2,930	5,441	24,180	20,489	4	–	54,163
Intersegment sales	9,003	2,810	727	8,215	119	33	(20,907)	–
Excise taxes	–	–	–	(167)	(4,480)	–	–	(4,647)
Revenues from sales	**10,122**	**5,740**	**6,168**	**32,228**	**16,128**	**37**	**(20,907)**	**49,516**
Operating expenses	(3,289)	(4,152)	(5,710)	(28,670)	(14,993)	(248)	20,907	(36,155)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,965)	(421)	(163)	(403)	(230)	(24)	–	(3,206)
Net income (loss) from equity affiliates and other items	386	453	(813)	225	(120)	3	–	134
Tax on net operating income	(2,426)	(316)	(53)	(696)	(247)	(99)	–	(3,837)
Adjustments[(a)]	252	(14)	(1,116)	1,085	276	(23)	–	460
Adjusted net operating income	**2,576**	**1,318**	**545**	**1,599**	**262**	**(308)**	**–**	**5,992**
Adjustments[(a)]								460
Net cost of net debt								(520)
Non-controlling interests								(122)
Net income - TotalEnergies share								**5,810**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st quarter 2026 *(M$)*	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,860	649	901	616	152	44	–	5,222
Total divestments	462	151	218	23	52	4	–	910
Cash flow from operating activities	2,969	(1,120)	(145)	1,564	1,068	(975)	–	3,361

37

Information by business segment

TotalEnergies

(unaudited)

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	–	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	–
Excise taxes	–	–	–	(254)	(4,697)	–	–	(4,951)
Revenues from sales	**10,231**	**4,455**	**4,659**	**28,511**	**15,424**	**43**	**(18,647)**	**44,676**
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	–	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	–	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	–	(2,109)
Adjustments[(a)]	(33)	(203)	(189)	(447)	(18)	(23)	–	(913)
Adjusted net operating income	**1,974**	**1,041**	**574**	**389**	**412**	**(245)**	**–**	**4,145**
Adjustments[(a)]								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								**2,687**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	–	7,237
Total divestments	80	25	347	42	38	16	–	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	–	5,960

38

Information by business segment

TotalEnergies

(unaudited)

1st half 2026 *(M$)*	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,949	4,810	9,287	52,972	45,911	5	–	115,934
Intersegment sales	18,224	5,068	2,238	19,273	379	74	(45,256)	–
Excise taxes	–	–	–	(331)	(8,990)	–	–	(9,321)
Revenues from sales	**21,173**	**9,878**	**11,525**	**71,914**	**37,300**	**79**	**(45,256)**	**106,613**
Operating expenses	(6,918)	(7,621)	(10,815)	(66,476)	(35,458)	(564)	45,256	(82,596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,885)	(834)	(237)	(807)	(463)	(55)	–	(6,281)
Net income (loss) from equity affiliates and other items	678	1,220	(511)	429	(34)	(28)	–	1,754
Tax on net operating income	(4,996)	(483)	(89)	(955)	(430)	(87)	–	(7,040)
Adjustments[(a)]	245	35	(1,205)	706	153	(71)	–	(137)
Adjusted net operating income	**5,807**	**2,125**	**1,078**	**3,399**	**762**	**(584)**	**–**	**12,587**
Adjustments[(a)]								(137)
Net cost of net debt								(1,043)
Non-controlling interests								(159)
Net income - TotalEnergies share								**11,248**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st half 2026 *(M$)*	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,142	1,523	2,320	1,001	349	138	–	10,473
Total divestments	922	115	1,574	43	230	1	–	2,885
Cash flow from operating activities	8,515	1,017	(384)	5,129	1,617	(1,675)	–	14,219

39

Information by business segment

TotalEnergies

(unaudited)

1st half 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,938	5,674	9,925	44,386	38,945	13	–	101,881
Intersegment sales	17,589	5,121	1,385	13,817	333	57	(38,302)	–
Excise taxes	–	–	–	(366)	(8,940)	–	–	(9,306)
Revenues from sales	**20,527**	**10,795**	**11,310**	**57,837**	**30,338**	**70**	**(38,302)**	**92,575**
Operating expenses	(8,377)	(8,588)	(10,664)	(56,643)	(29,125)	(494)	38,302	(75,589)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,928)	(788)	(183)	(859)	(441)	(57)	–	(6,256)
Net income (loss) from equity affiliates and other items	191	1,143	384	(50)	103	(71)	–	1,700
Tax on net operating income	(4,121)	(441)	(100)	(95)	(266)	131	–	(4,892)
Adjustments[(a)]	(133)	(214)	(333)	(500)	(43)	(45)	–	(1,268)
Adjusted net operating income	**4,425**	**2,335**	**1,080**	**690**	**652**	**(376)**	**–**	**8,806**
Adjustments[(a)]								(1,268)
Net cost of net debt								(871)
Non-controlling interests								(129)
Net income - TotalEnergies share								**6,538**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st half 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,233	1,779	3,439	593	406	120	–	12,570
Total divestments	438	35	405	48	135	15	–	1,076
Cash flow from operating activities	6,941	2,282	400	(1,096)	1,196	(1,200)	–	8,523

40

Non GAAP Financial Measures 41

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investigating activities to Net investments

1.1 Exploration & Production

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	(in millions of dollars)	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
1,822	**2,398**	**3,106**	**-41%**	**Cash flow used in investing activities (a) ***	**4,220**	**5,795**	**-27%**
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d) **	–	–	ns
60	71	89	-33%	Capex linked to capitalized leasing contracts (e)	131	198	-34%
1	28	20	-95%	Expenditures related to carbon credits (f)	29	22	32%
1,883	**2,497**	**3,215**	**-41%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**4,380**	**6,015**	**-27%**
(348)	(227)	162	ns	of which net acquisitions (g - i)	(575)	278	ns
105	222	193	-46%	Acquisitions (g)	327	638	-49%
453	449	31	x14.6	Assets sales (i)	902	360	x2.5
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
2,231	**2,724**	**3,053**	**-27%**	**Of which organic investments (h)**	**4,955**	**5,737**	**-14%**
64	68	30	x2.1	Capitalized exploration	133	139	-4%
17	52	42	-60%	Increase in non-current loans	69	124	-44%
(7)	(13)	(49)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(20)	(78)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache's carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026, $153 million in the second quarter of 2026, and $371 million in the first half of 2026. Payments to these suppliers are classified as financing cash flows

**Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	(in millions of dollars)	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
910	**498**	**852**	**7%**	**Cash flow used in investing activities (a)**	**1,408**	**1,744**	**-19%**
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	1	–	ns	Organic loan repayment from equity affiliates (c)	1	1	ns
–	–	–	ns	Change in debt from renewable projects financing (d) *	–	–	ns
2	3	1	100%	Capex linked to capitalized leasing contracts (e)	5	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
912	**502**	**853**	**7%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,414**	**1,745**	**-19%**
4	92	110	-96%	of which net acquisitions (g - i)	96	250	-62%
7	92	110	-94%	Acquisitions (g)	99	254	-61%
3	–	–	ns	Assets sales (i)	3	4	-25%
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
908	**410**	**743**	**22%**	**Of which organic investments (h)**	**1,318**	**1,495**	**-12%**
24	5	7	x3.4	Capitalized exploration	29	9	x3.2
71	69	187	-62%	Increase in non-current loans	140	369	-62%
39	(150)	(25)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(111)	(30)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

42

*Change in debt from renewable projects (TotalEnergies share and partner share)

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1.3 Integrated Power

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
63	**683**	**2,156**	**-97%**	**Cash flow used in investing activities (a)**	**746**	**3,034**	**-75%**
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
57	48	54	6%	Organic loan repayment from equity affiliates (c)	105	59	78%
50	14	(221)	ns	Change in debt from renewable projects financing (d)*	64	(221)	ns
1	1	–	ns	Capex linked to capitalized leasing contracts (e)	2	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
171	**746**	**1,989**	**-91%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**917**	**2,872**	**-68%**
(749)	(77)	1,568	ns	of which net acquisitions (g - i)	(826)	1,806	ns
26	3	1,791	-99%	Acquisitions (g)	29	2,036	-99%
775	80	223	x3.5	Assets sales (i)	855	230	x3.7
68	(18)	67	1%	Change in debt (partner share) and capital gain from renewable project sales	50	67	-25%
920	**823**	**421**	**x2.2**	**Of which organic investments (h)**	**1,743**	**1,066**	**63%**
–	–	–	ns	Capitalized exploration	–	–	ns
320	101	150	x2.1	Increase in non-current loans	421	418	1%
(1,014)	(72)	(137)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,086)	(183)	ns
118	(4)	(154)	ns	Change in debt from renewable projects (TotalEnergies share)	114	(154)	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
365	**593**	**309**	**18%**	**Cash flow used in investing activities (a)**	**958**	**545**	**76%**
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d)*	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts (e)	–	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
365	**593**	**309**	**18%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**958**	**545**	**76%**
(1)	75	(24)	ns	of which net acquisitions (g - i)	74	(24)	ns
–	75	11	ns	Acquisitions (g)	75	11	x6.8
1	–	35	-97%	Assets sales (i)	1	35	-97%
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
366	**518**	**333**	**10%**	**Of which organic investments (h)**	**884**	**569**	**55%**
–	–	–	ns	Capitalized exploration	–	–	ns
32	69	17	88%	Increase in non-current loans	101	27	x3.7
(19)	(23)	(7)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(42)	(13)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

43

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1.5 Marketing & Services

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
19	**100**	**196**	**-90%**	**Cash flow used in investing activities (a)**	**119**	**271**	**-56%**
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d) *	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts (e)	–	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
19	**100**	**196**	**-90%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**119**	**271**	**-56%**
(155)	(36)	(3)	ns	of which net acquisitions (g - i)	(191)	(78)	ns
–	–	1	ns	Acquisitions (g)	–	3	-100%
155	36	4	x38.8	Assets sales (i)	191	81	x2.4
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
174	**136**	**199**	**-13%**	**Of which organic investments (h)**	**310**	**349**	**-11%**
–	–	–	ns	Capitalized exploration	–	–	ns
11	10	26	-58%	Increase in non-current loans	21	44	-52%
(20)	(13)	(22)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(33)	(39)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
5,546	**2,969**	**3,675**	**51%**	**Cash flow from operating activities (a)**	**8,515**	**6,941**	**23%**
(231)	(1,595)	(85)	ns	(Increase) decrease in working capital (b)	(1,826)	(1,110)	ns
–	–	–	ns	Inventory effect (c)	–	–	ns
–	–	–	ns	Capital gain from renewable projects sales (d)	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates (e)	–	–	ns
5,777	**4,564**	**3,760**	**54%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**10,341**	**8,051**	**28%**

44

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

2.2 Integrated LNG

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
2,137	**(1,120)**	**539**	**x4**	**Cash flow from operating activities (a)**	**1,017**	**2,282**	**-55%**
1,304	(2,904)	(620)	ns	(Increase) decrease in working capital (b) *	(1,600)	(125)	ns
–	–	–	ns	Inventory effect (c)	–	–	ns
–	–	–	ns	Capital gain from renewable projects sales (d)	–	–	ns
–	1	–	ns	Organic loan repayments from equity affiliates (e)	1	1	ns
833	**1,785**	**1,159**	**-28%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,618**	**2,408**	**9%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

2.3 Integrated Power

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
(239)	**(145)**	**799**	**ns**	**Cash flow from operating activities (a)**	**(384)**	**400**	**ns**
(853)	(649)	377	ns	(Increase) decrease in working capital (b) *	(1,502)	(614)	ns
–	–	–	ns	Inventory effect (c)	–	–	ns
50	22	86	-42%	Capital gain from renewable projects sales (d)	72	86	-16%
57	48	54	6%	Organic loan repayments from equity affiliates (e)	105	59	78%
721	**574**	**562**	**28%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,295**	**1,159**	**12%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

45

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
3,565	**1,564**	**887**	**x4**	**Cash flow from operating activities (a)**	**5,129**	**(1,096)**	**ns**
1,929	(1,501)	362	x5.3	(Increase) decrease in working capital (b)	428	(2,181)	ns
(394)	1,349	(247)	ns	Inventory effect (c)	955	(320)	ns
–	–	–	ns	Capital gain from renewable projects sales (d)	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates (e)	–	–	ns
2,030	**1,716**	**772**	**x2.6**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**3,746**	**1,405**	**x2.7**

2.5 Marketing & Services

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	2nd quarter 2026 vs 2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025	1st semester 2026 vs 1st semester 2025
549	**1,068**	**628**	**-13%**	**Cash flow from operating activities (a)**	**1,617**	**1,196**	**35%**
(186)	148	(58)	ns	(Increase) decrease in working capital (b)	(38)	60	ns
(112)	500	(25)	ns	Inventory effect (c)	388	(59)	ns
–	–	–	ns	Capital gain from renewable projects sales (d)	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates (e)	–	–	ns
847	**420**	**711**	**19%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,267**	**1,195**	**6%**

46

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation ROACE

(In million of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 2nd quarter 2026	3,231	807	533	1,800	500	(276)	–	6,595
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	–	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	–	4,442
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	–	4,579
Adjusted net operating income (a)	**9,781**	**3,899**	**2,213**	**5,087**	**1,483**	**(855)**	**–**	**21,608**
Balance as of June 30, 2026								
Property plant and equipment intangible assets net	87,288	30,311	14,610	13,039	6,738	1,534	–	153,520
Investments & loans in equity affiliates	5,137	18,365	15,740	4,560	861	–	–	44,663
Other non-current assets	1,950	2,444	1,389	757	1,062	9	–	7,611
Inventories, net	*1,858*	*1,487*	*575*	*13,347*	*4,106*	*–*	*–*	*21,373*
Accounts receivable, net	*6,136*	*9,665*	*3,594*	*21,974*	*8,922*	*1,705*	*(30,812)*	*21,184*
Other current assets	*7,771*	*13,802*	*4,185*	*4,003*	*3,642*	*4,644*	*(9,071)*	*28,976*
Accounts payable	*(6,332)*	*(11,033)*	*(4,669)*	*(37,582)*	*(11,361)*	*(1,131)*	*30,670*	*(41,438)*
Other creditors and accrued liabilities	*(12,188)*	*(12,446)*	*(3,674)*	*(8,890)*	*(6,394)*	*(8,729)*	*9,213*	*(43,108)*
Working capital	(2,755)	1,475	11	(7,148)	(1,085)	(3,511)	–	(13,013)
Provisions and other non-current liabilities	(23,857)	(4,840)	(1,381)	(3,554)	(1,234)	789	–	(34,077)
Assets and liabilities classified as held for sale - Capital employed	362	–	501	–	–	–	–	863
Capital Employed (Balance sheet)	**68,125**	**47,755**	**30,870**	**7,654**	**6,342**	**(1,179)**	**–**	**159,567**
Less inventory valuation effect	–	–	–	(1,588)	(435)	–	–	(2,023)
Capital Employed at replacement cost (b)	**68,125**	**47,755**	**30,870**	**6,066**	**5,907**	**(1,179)**	**–**	**157,544**
Balance as of June 30, 2025								
Property plant and equipment intangible assets net	85,970	29,063	17,159	12,746	7,139	763	–	152,840
Investments & loans in equity affiliates	4,349	16,955	10,304	3,963	1,086	–	–	36,657
Other non-current assets	3,685	2,210	1,771	699	1,089	329	–	9,783
Inventories, net	*1,565*	*1,027*	*574*	*10,773*	*3,336*	*–*	*–*	*17,275*
Accounts receivable, net	*5,841*	*6,227*	*4,554*	*20,019*	*8,369*	*1,148*	*(24,904)*	*21,254*
Other current assets	*6,848*	*8,899*	*5,206*	*2,723*	*2,955*	*5,627*	*(8,098)*	*24,160*
Accounts payable	*(6,884)*	*(7,473)*	*(6,333)*	*(32,438)*	*(9,932)*	*(1,049)*	*24,821*	*(39,288)*
Other creditors and accrued liabilities	*(9,785)*	*(8,541)*	*(4,484)*	*(5,171)*	*(5,385)*	*(9,487)*	*8,181*	*(34,672)*
Working capital	(2,415)	139	(483)	(4,094)	(657)	(3,761)	–	(11,271)
Provisions and other non-current liabilities	(25,111)	(4,260)	(1,719)	(3,577)	(1,222)	874	–	(35,015)
Assets and liabilities classified as held for sale - Capital employed	564	193	1	–	84	–	–	842
Capital Employed (Balance sheet)	**67,042**	**44,300**	**27,033**	**9,737**	**7,519**	**(1,795)**	**–**	**153,836**
Less inventory valuation effect	–	–	–	(910)	(194)	–	–	(1,104)
Capital Employed at replacement cost (c)	**67,042**	**44,300**	**27,033**	**8,827**	**7,325**	**(1,795)**	**–**	**152,732**
ROACE as a percentage (a / average (b + c))	**14.5%**	**8.5%**	**7.6%**	**68.3%**	**22.4%**	**–**	**–**	**13.9%**

47

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

2nd quarter 2026	1st quarter 2026	2nd quarter 2025	*(in millions of dollars)*	1st semester 2026	1st semester 2025
5,475	**5,932**	**2,746**	**Consolidated net income (a)**	**11,407**	**6,667**
(523)	(520)	(486)	Net cost of net debt (b)	(1,043)	(871)
(268)	(1,031)	(361)	Special items affecting net operating income	(1,299)	(483)
(17)	252	–	Gains (losses) on disposals of assets	235	–
(30)	(22)	–	Restructuring charges	(52)	–
–	(1,148)	(209)	Asset impairment and provisions charges	(1,148)	(209)
(221)	(113)	(152)	Other items	(334)	(274)
(298)	1,551	(269)	After-tax inventory effect : FIFO vs. replacement cost	1,253	(347)
(31)	(60)	(283)	Effect of changes in fair value	(91)	(438)
(597)	**460**	**(913)**	**Total adjustments affecting net operating income (c)**	**(137)**	**(1,268)**
6,595	**5,992**	**4,145**	**Adjusted net operating income (a - b - c)**	**12,587**	**8,806**

48